Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP EXPANDS PEÑASQUITO AREA HOLDINGS WITH ACQUISITION OF
CANPLATS RESOURCES CORPORATION

VANCOUVER, British Columbia, November 16, 2009 – Goldcorp Inc. (TSX: G; NYSE: GG) announced today an agreement whereby Goldcorp will acquire, through a plan of arrangement (the “Arrangement”), all of the outstanding common shares (the “Shares”) of Canplats Resources Corporation (“Canplats”) (TSX-V: CPQ) for total consideration of approximately C$238 million based on the fully diluted in-the-money Shares outstanding.

Under the Arrangement, each Share will be exchanged for 0.074 of a common share of Goldcorp (the “Exchange Ratio”), and an interest in a new exploration company (“Newco”) with a notional value of C$0.18 per Share, representing a combined value of C$3.60 per Share based upon the closing price of the Goldcorp shares on November 13, 2009. This represents a premium of approximately 41% over the closing price of the Shares on Friday, November 13, 2009.

Upon closing, Goldcorp will assume ownership of Canplats’ Camino Rojo Project, located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine.  Camino Rojo’s 3,389-square kilometre land position includes the Represa Deposit1, which has reported measured and indicated resources of 3,445,000 gold ounces and 60,708,000 silver ounces.  Inferred resources total 555,000 ounces of gold and 7,612,000 ounces of silver.

“The acquisition of the Camino Rojo Project fits very well with one of our strategic goals of enhancing opportunities in and around our core assets,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  “With the Peñasquito mine achieving operational status as expected, we have accelerated our regional exploration and development initiatives in order to leverage our strong presence in this highly prospective district.  The Camino Rojo Project will benefit from strong synergies with Peñasquito in the areas of human talent, infrastructure and stakeholder partnerships.  In addition, our total land package in the district will now exceed 4,600 square kilometres, providing an abundance of compelling exploration targets. Along with the steady advancement of our Noche Buena project located north of Peñasquito, we can envision a potential network of low-cost satellite operations that would contribute significantly to Peñasquito production over the long term.”

The acquisition of Canplats by Goldcorp is expected to be completed by way of a court approved plan of arrangement whereby each Share will be exchanged for 0.074 of a common share of Goldcorp and shares of Newco.

The number of Goldcorp shares to be issued will be approximately 4.3 million based on the issued and outstanding shares as of the announcement date, but will be subject to adjustment depending on the number of options and warrants exercised under the Arrangement. The transaction is expected to close in January 2010.

As part of the Arrangement, a new exploration company will be created and 90.1% of its shares will be distributed to Canplats shareholders. The company will hold interests in certain early-stage exploration properties located in Durango and Chihuahua states, Mexico and cash in the amount of C$10 million through a newly-incorporated, wholly-owned Mexican subsidiary.  All the shares of the newly-incorporated company (other than a 9.9% equity interest to be retained by Goldcorp) will be distributed to Canplats shareholders pursuant to the Arrangement.

The Arrangement has been approved by the boards of directors of Goldcorp and Canplats and will be subject, among other things, to the favourable vote of 66 2/3% of the Canplats common shares, options and warrants voting as a single class at a special meeting of Canplats security holders called to approve the transaction.  Officers and directors of Canplats have entered into lock-up and support arrangements with Goldcorp under which they have agreed to vote in favour of the transaction, such shares, options and warrants representing approximately 6.6% of Canplats’ outstanding shares, options and warrants.

In the event that the transaction is not completed, Canplats has agreed to pay Goldcorp a termination fee equal to C$7.2 million, under certain circumstances.  Canplats has also provided Goldcorp with certain other customary rights, including a right to match competing offers.

Goldcorp’s financial advisors are GMP Securities L.P.; its legal advisors are Cassels Brock & Blackwell LLP in Canada and Neal, Gerber & Eisenberg LLP in the United States.

Canplats shareholders and other interested parties are advised to read the materials relating to the proposed transaction that will be filed by Canplats with securities regulatory authorities in Canada and with the United States Securities and Exchange Commission when they become available because they will contain important information.  Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators’ website at www.sedar.com and from the United States Securities and Exchange Commission at its website at www.sec.gov.  This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the Shares or a solicitation of a proxy.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

(1) Represa Deposit Mineral Resource Summary(i)(ii)

	Size	Grade						Gold	Silver
	Tonnes	Gold		Silver		Zinc	Lead	Ounces	Ounces
Category	(millions)	(g/t	)	(g/t	)	(%)	(%)	(000's)	(000's)
Measured	9.58	0.76		13.40		0.34	0.29	235	4,126
Indicated	153.81	0.65		11.44		0.37	0.18	3,210	56,582
Total M&I	163.39	0.66		11.56		0.37	0.19	3,445	60,708
Inferred	31.03	0.56		7.63		0.31	0.10	555	7,612

(i)	Based upon a cut-off grade of 0.2 grams gold per tonne for oxide and transitional resources, with a cut-off grade of 0.3 grams gold per tonne for sulphide resources.
(ii)
Resources estimated by Mr. Douglas Blanchflower, P.Geo., of Minorex Consulting, an independent qualified person under NI 43-101, in a technical report dated January 5, 2009 and entitled "Technical Report on the Mineral Resources of the Camino Rojo Property."

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008 available at www.sedar.com and Form 40-F for the year ended December 31, 2008 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:
Goldcorp Inc.
Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
(604) 696-3074
Fax:  (604) 696-3001
Email:  info@goldcorp.com
Website:  www.goldcorp.com